Exhibit 99.3 FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
GigaMedia: No Concern about
Canada Regulatory Position
HONG KONG, March 25, 2008 — GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) today reaffirmed its view that the regulatory and licensing situation in Canada and the territory of Kahnawake is reliable and stable and that the Company has no concern over related business interruptions.
On the basis of communications with Canadian counsel and government officials, the Company believes no change in the current licensing system is contemplated. Moreover, in accordance with best practices, GigaMedia maintains disaster recovery and alternate hosting arrangements.
A financial website yesterday suggested GigaMedia faces the possibility of a near-term revenue hit from a change in Canadian regulations, a statement for which the Company finds no basis.
GigaMedia’s poker and casino software products continue to deliver strong growth in 2008, driven by Everest Poker, one of the world’s most popular poker sites and the sponsor of the World Series of Poker.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games portal and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor”

provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2007.
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